Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated May 14, 2019

Preliminary Prospectus Supplement dated February 8, 2021

Registration Statement File No. 333-231443

SPIRE INC.

Offering of:

3,200,000 Equity Units

(Initially Consisting of 3,200,000 Corporate Units)

(the “Offering”)

Pricing Term Sheet dated

February 9, 2021

The information in this pricing term sheet relates to the Offering and should be read together with the preliminary prospectus supplement dated February 8, 2021 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated May 14, 2019, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (Registration Statement File No. 333-231443). Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Company	Spire Inc., a Missouri corporation

Company Stock Ticker	New York Stock Exchange “SR”

Pricing Date	February 9, 2021

Trade Date	February 10, 2021

Last Reported Sale Price of the Common Stock on February 9, 2021	$64.24 per share

Settlement Date	February 16, 2021

Registration Format	SEC Registered

Title of Securities	Equity Units that will each have a stated amount of $50.00 and will initially be in the form of a Corporate Unit consisting of a purchase contract issued by the Company and, initially, a 1/20th, or 5%, undivided beneficial ownership interest in $1,000 principal amount of 2021 Series A 0.75% Remarketable Senior Notes due 2026 to be issued by the Company (each being referred to as a “Note”)

Number of Equity Units Offered	3,200,000 (or 3,500,000 if the underwriters of the Offering exercise their option to purchase up to 300,000 additional Corporate Units in full)

Aggregate Offering Amount	$160,000,000 (or $175,000,000 if the underwriters of the Offering exercise their option to purchase up to 300,000 additional Corporate Units in full)

Stated Amount per Equity Unit	$50.00

Offering Price	$50.00 per Corporate Unit $160,000,000 in aggregate (or $175,000,000 if the underwriters of the Offering exercise their option to purchase up to 300,000 additional Corporate Units in full)

Underwriting Discounts and Commissions	$1.50 per Corporate Unit $4,800,000 in aggregate (or $5,250,000 if the underwriters of the Offering exercise their option to purchase up to 300,000 additional Corporate Units in full)

Estimated Net Proceeds to the Company from the Offering	The Company estimates that it will receive net proceeds of approximately $154.0 million from the sale of Corporate Units in the Offering after deducting the Underwriting Discounts and Commissions and estimated offering expenses. The Company estimates that it will receive net proceeds of approximately $168.5 million if the underwriters of the Offering exercise their option to purchase additional Corporate Units in full.

Interest Rate on the Notes	0.75% per year, subject to modification in connection with a successful remarketing

Contract Adjustment Payment Rate	6.75% per year or $3.375 per year on the Stated Amount per Equity Unit, subject to the Company’s right to defer contract adjustment payments, as described in the Preliminary Prospectus Supplement

Deferred Contract Adjustment Payments	Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate equal to 7.50% per annum (which is equal to the rate of total distributions on the Corporate Units) compounded on each contract adjustment payment date to, but excluding, the contract adjustment payment date on which such deferred contract adjustment payments are paid

Total Distribution Rate on the Corporate Units	7.50% per annum

Reference Price	$64.24 (subject to adjustment as described in the Preliminary Prospectus Supplement)

Threshold Appreciation Price	$78.6906 (subject to adjustment as described in the Preliminary Prospectus Supplement), which represents appreciation of approximately 22.5% over the Reference Price

Minimum Settlement Rate	0.6354 shares of the Company’s common stock (subject to adjustment, as described in the Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Threshold Appreciation Price

Maximum Settlement Rate	0.7783 shares of the Company’s common stock (subject to adjustment, as described in the Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Reference Price

Purchase Contract Settlement Date	March 1, 2024 (or if such day is not a business day, the following business day)

Note Maturity Date	March 1, 2026

Book-Running Managers	Credit Suisse Securities (USA) LLC BofA Securities, Inc. Wells Fargo Securities, LLC

Co-Managers	Morgan Stanley & Co. LLC RBC Capital Markets, LLC Guggenheim Securities, LLC TD Securities (USA) LLC

No Listing	The Company does not intend to apply to list the Corporate Units on any securities exchange.

CUSIP for the Corporate Units	84857L606

ISIN for the Corporate Units	US84857L6065

CUSIP for the Treasury Units	84857L 507

ISIN for the Treasury Units	US84857L5075

CUSIP for the Notes	84857L AB7

ISIN for the Notes	US84857LAB71

Allocation of the Purchase Price	At the time of issuance, the fair market value of the applicable ownership interest in the Notes will be $50 (or 100% of the issue price of a Corporate Unit) and the fair market value of each purchase contract will be $0 (or 0% of the issue price of a Corporate Unit).

Early Settlement	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement” in the Preliminary Prospectus Supplement, a holder of Corporate Units or Treasury Units may settle the related purchase contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period (as described in the Preliminary Prospectus Supplement) in the case of Corporate Units. An early settlement may be made only in integral multiples of 20 Corporate Units or 20 Treasury Units; however, if the Treasury portfolio has replaced the Notes as a component of the Corporate Units following a successful optional remarketing or a special event redemption (as described in the Preliminary Prospectus Supplement), holders of Corporate Units may settle early only in such integral multiples of Corporate Units as determined by the Company or, or in the case of a remarketing, the remarketing agent upon a successful remarketing of the Notes. If a purchase contract is settled early, the number of shares of common stock to be issued per purchase contract will be equal to the Minimum Settlement Rate (subject to adjustment, as described in the Preliminary Prospectus Supplement).

Early Settlement Upon a Fundamental Change	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change,” following a “fundamental change” (as defined in the Preliminary Prospectus Supplement) that occurs prior to the 20th business day preceding the Purchase Contract Settlement Date, each holder of a purchase contract will have the right to accelerate and settle the purchase contract early on the fundamental change early settlement date (as defined in the Preliminary Prospectus Supplement) at the settlement rate determined as if the applicable market value equaled the stock price (as defined in the Preliminary Prospectus Supplement), plus an additional make-whole amount of shares (such additional make-whole amount of shares being hereafter referred to as the “make-whole shares”). This right is referred to as the “fundamental change early settlement right.”

The number of make-whole shares per purchase contract applicable to a fundamental change early settlement will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” (as defined in the Preliminary Prospectus Supplement) for the fundamental change:

	Stock Price on Effective Date
Effective Date	$15.00	$30.00	$45.00	$55.00	$64.24	$70.00	$78.69	$90.00	$100.00	$110.00	$120.00	$140.00	$175.00
February 16, 2021	0.3317	0.1570	0.0801	0.0388	0.0000	0.0529	0.1094	0.0869	0.0719	0.0605	0.0517	0.0395	0.0273
March 1, 2022	0.2150	0.1024	0.0490	0.0142	0.0000	0.0304	0.0873	0.0654	0.0515	0.0416	0.0345	0.0255	0.0175
March 1, 2023	0.1257	0.0607	0.0304	0.0017	0.0000	0.0134	0.0666	0.0430	0.0304	0.0228	0.0183	0.0135	0.0098
March 1, 2024	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices set forth in the second row of the table above (i.e., the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the fixed settlement rates in a manner inversely proportional to the adjustments to the fixed settlement rates, as described in the Preliminary Prospectus Supplement.

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

•  if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock prices and the earlier and later two effective dates based on a 365-day or a 366-day year, as applicable;

•  if the stock price is in excess of $175.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above), then the make-whole share amount will be zero; and

•  if the stock price is less than $15.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above) (the “minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above in the first bullet, if the effective date is between two effective dates on the table.

Unless the Treasury portfolio has replaced the Notes as a component of the Corporate Units as a result of a successful optional remarketing or a special event redemption, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 20 Corporate Units. If the Treasury portfolio has replaced the Notes as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in such integral multiples of Corporate Units as determined by the Company or, in the case of a remarketing, the remarketing agent upon a successful remarketing of the notes. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

The issuer has filed a registration statement (including a prospectus), as amended, with the SEC for the offering to which this communication relates (File No. 333-231443). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the relevant Offering will arrange to send you the base prospectus and the relevant Preliminary Prospectus Supplement if you request them by calling Credit Suisse Securities (USA) LLC at 800-221-1037; BofA Securities, Inc. at 800-294-1322; or Wells Fargo Securities, LLC at 800-326-5897.

This communication should be read in conjunction with the relevant Preliminary Prospectus Supplement and the accompanying base prospectus. The information in this communication supersedes the information in the relevant Preliminary Prospectus Supplement and the accompanying base prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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